Pricing supplement no. 1325
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 18-A-I dated November 21, 2008

Registration Statement No. 333-155535
Dated May 25, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

| Structured Investments | **$362,000**
Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index
due November 30, 2012 |

General

- The notes are designed for investors who seek a return of 1.50 times the appreciation of the S&P 500® Index up to a maximum total return on the notes of 17.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than 25.00%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 30, 2012†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on May 25, 2011 and are expected to settle on or about May 31, 2011†.

Key Terms

Index:	The S&P 500® Index (the "Index")
Upside Leverage Factor:	1.50
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.50, subject to a Maximum Total Return on the notes of 17.50%. For example, if the Index Return is equal to or greater than 11.66667%, you will receive the Maximum Total Return on the notes of 17.50%, which entitles you to a maximum payment at maturity of $1,175 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times 1.50)$$

	If the Ending Index Level is equal to the Initial Index Level, or if the Ending Index Level is less than the Initial Index Level and *a Knock-Out Event has not occurred*, you are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.
	If the Ending Index Level is less than the Initial Index Level and *a Knock-Out Event has occurred*, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

	If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the 25.00% Knock-Out Buffer Amount, a Knock-Out Event has occurred, the contingent repayment of principal provided by the 25.00% Knock-Out Buffer Amount will terminate and you will lose some or all of your investment at maturity.
Knock-Out Event:	A Knock-Out Event occurs if the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the 25.00% Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	25.00%
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which was 1320.47
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	November 27, 2012†
Maturity Date:	November 30, 2012†
CUSIP:	48125XPG5

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 18-A-I.

Investing in the Knock-Out Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 18-A-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$29.10	$970.90
Total	$362,000	$10,534.20	$351,465.80

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $29.10 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution" beginning on page PS-30 of the accompanying product supplement no. 18-A-I.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 25, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-A-I dated November 21, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 3, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 18-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 18-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005673/e33560_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.50, up to the Maximum Total Return of 17.50%, for a maximum payment at maturity of $1,175 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Index during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Even if the Index Return is negative, the payout formula allows you to be repaid your principal at maturity if the Index closing level on any day during the Monitoring Period (including the Ending Index Level) is not less than the Initial Index Level by more than 25.00% (*i.e.*, if a Knock-Out Event has not occurred). However, if the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than 25.00% (*i.e.*, if a Knock-Out Event has occurred), the contingent repayment of principal provided by the 25.00% Knock-Out Buffer Amount will terminate and for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. For additional clarification, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?" in this pricing supplement.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 18-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 18-A-I. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities composing the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 18-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the 25.00% Knock-Out Buffer Amount (*i.e.*, if a Knock-Out Event has occurred), the protection provided by the 25.00% Knock-Out Buffer Amount will terminate and for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you may lose some or all of your principal.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Total Return of 17.50%, regardless of the appreciation in the Index, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, if any, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the 25.00% Knock-Out Buffer Amount, the benefit provided by the 25.00% Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Initial Index Level. You will be subject to this potential loss of principal even if the Index closing level subsequently recovers such that it is not less than the Initial Index Level by more than the 25.00% Knock-Out Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of a Knock-Out Event occurring will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the equity securities composing the Index would have.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred or is expected to occur;
    - the dividend rates on the equity securities underlying the Index;
    - interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1350 and reflect the Maximum Total Return of 17.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)
2430.000	80.00%	17.50%	17.50%
2227.500	65.00%	17.50%	17.50%
2025.000	50.00%	17.50%	17.50%
1890.000	40.00%	17.50%	17.50%
1755.000	30.00%	17.50%	17.50%
1620.000	20.00%	17.50%	17.50%
1507.545	11.67%	17.50%	17.50%
1417.500	5.00%	7.50%	7.50%
1363.500	1.00%	1.50%	1.50%
1350.000	**0.00%**	**0.00%**	**0.00%**
1282.500	-5.00%	0.00%	-5.00%
1215.000	-10.00%	0.00%	-10.00%
1080.000	-20.00%	0.00%	-20.00%
1012.500	-25.00%	0.00%	-25.00%
1012.365	-25.01%	N/A	-25.01%
945.000	-30.00%	N/A	-30.00%
810.000	-40.00%	N/A	-40.00%
675.000	-50.00%	N/A	-50.00%
540.000	-60.00%	N/A	-60.00%
405.000	-70.00%	N/A	-70.00%
270.000	-80.00%	N/A	-80.00%
135.000	-90.00%	N/A	-90.00%
0.000	-100.00%	N/A	-100.00%

(1) The Index closing level is greater than or equal to 1012.50 (75% of the hypothetical Initial Index Level) on each day during the Monitoring Period.
(2) The Index closing level is less than 1012.50 (75% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 1417.50. Because the Ending Index Level of 1417.50 is greater than the Initial Index Level of 1350 and the Index Return of 5% multiplied by 1.50 does not exceed the Maximum Total Return of 17.50%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.50)] = \$1,075$$

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1350 to an Ending Index Level of 1080. Although the Ending Index Level of 1080 is less than the Initial Index Level of 1350, because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1350 to an Ending Index Level of 1080. Because a Knock-Out Event has occurred and the Ending Index Level of 1080 is less than the Initial Index Level of 1350, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Example 4: The level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 1620. Because the Ending Index Level of 1620 is greater than the Initial Index Level of 1350 and the Index Return of 20% multiplied by 1.50 exceeds the Maximum Total Return of 17.50%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,175 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The level of the Index decreases from the Initial Index Level of 1350 to an Ending Index Level of 540. Because the Ending Index Level of 540 is less than the Initial Index Level of 1350 by more than the Knock-Out Buffer Amount of 25.00%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $400 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -60\%) = \$400$$

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the historical weekly Index closing levels from January 6, 2006 through May 20, 2011. The Index closing level on May 25, 2011 was 1320.47. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.